CHINA SHESAYS MEDICAL COSMETOLOGY INC.
SICHUAN SHESAYS COSMETOLOGY HOSPITAL CO., LTD.
NEW NO. 83, XINNAN ROAD, WUHOU DISTRICT, CHENGDU
SICHUAN PROVINCE, CHINA

April 26, 2012

VIA EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	China SHESAYS Medical Cosmetology Inc.
Registration Statement on Form S-1, as amended by Post-Effective Amendment No. 1
File No. 333-171574

Ladies and Gentlemen:

China SHESAYS Medical Cosmetology Inc. (the “Company”) is hereby respectfully requesting withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-171574) initially declared effective on February 3, 2012, as amended by Post-Effective Amendment No. 1, filed on April 26, 2012, such Post-Effective Amendment No. 1 filed solely to deregister all shares originally registered thereunder (together with any exhibits and supplements thereto, the “Registration Statement”).

The Company confirms that no securities were sold pursuant to the Registration Statement. Since the filing of the Registration Statement, the Company has determined to terminate the offering of securities through the Registration Statement. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement (File No. 333-171574), effective as of the date hereof.

Please direct any questions or comments regarding this acceleration request to our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

Yixiang Zhang
Chief Executive Officer